

For Immediate Release
TSX: BXE

BELLATRIX EXPLORATION ANNOUNCES MATERIAL RESERVES INCREASES (UP 103%), POSTING $9.57/BOE FINDING AND DEVELOPMENT COSTS

Calgary, Alberta, March 6 2014 - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") announces the results of an independent reserve evaluation effective December 31, 2013. The report was completed by Sproule Associates Limited ("Sproule"). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

Bellatrix benefitted from the largest capital program since conversion to a growth-oriented exploration and production company as it **grew 103%** to a total of **212 million boe proved and probable ("2P") reserves** with a 10% NPVBT of $2.1 billion in 2013.

Proved ("1P") reserves grew 124% year over year to 124 million boe.

In 2013, the Company spent $281 million developing its resource play assets and $518 million (net of dispositions) on acquiring additional Cardium and Mannville production and development acreage. Resultant growth contributed to an **82% increase in the Company's net asset value to $1.95 billion**, equivalent to **$11.40/share** using a 10%/year discount to future net revenue.

The Company **replaced 1,452% of total production** in 2013 with new proved and probable reserves at a **finding, development and acquisition ("FD&A") cost of $7.24/boe**, excluding future development capital ("FDC") requirements. **Including FDC requirements, FD&A totaled $9.67/boe.** Annual **production was up 31% in 2013** to 8.0 million boe from 6.1 million boe.

The Company established **2P Recycle Ratio of 4.44x** excluding FDC and acquisitions.

As at December 31, 2013 proved plus probable reserves were comprised of **78 million barrels of oil and natural gas liquids** as well as **801 billion cubic feet of natural gas**, with a 37% liquids weighting on a boe basis.

The Company's calculated **reserve life index improved to 13.7 years for 2P reserves** and 9.1 years for 1P reserves.

A **conference call** to discuss Bellatrix's annual financial and reserves results will be held on March 13, 2014 at 9:00 am MDT/11:00 am EDT. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 33160756 followed by the pound sign.

KEY 2013 ACHIEVEMENTS

	Twelve months ended December,		
	2013	2012	Change
Reserves (company interest[1], mboe)			
Proved Developed Producing	**54,078**	24,518	+121%
Total Proved	**124,154**	55,490	+124%
Proved Undrilled/Total Proved	**56%**	56%	
Total Proved and Probable	**211,536**	104,258	+103%
Probable/Total Proved and Probable	**41%**	47%	
Net Asset Value, ($B)	**$1.95**	$1.07	+82%
Net Asset Value, per basic share	**$11.40**	$9.90	+15%
FD&A costs			
1P, including FDC ($/boe)	**$13.76**	$11.77	
2P, including FDC ($/boe)	**$9.67**	$6.95	
3 year average 2P, including FDC ($/boe)	**$9.01**	$9.04	
Annual Average Sales Volumes (boe/d)	**21,829**	16,686	+31%
Q4 Average Sales Volumes (boe/d)	**23,968**	18,763	+28%
Exit Production Rate (boe/d)	**38,000**	19,500	+95%
Funds Flow From Operations ($ millions)[2] (unaudited)	**$143.5**	$111.0	+29%
Per basic share (unaudited)	**$1.27**	$1.03	+23%
Reserve Life Index			
Proved	**9.1 yrs.**	8.6 yrs.	+6%
Proved and Probable	**13.7 yrs.**	12.4 yrs.	+10%
Recycle Ratios[3]			
1P, excluding FDC	**1.88 x**	2.35 x	
2P, excluding FDC	**2.90 x**	5.02 x	
1P, excluding FDC and acquisitions	**3.38 x**		
2P, excluding FDC and acquisitions	**4.44 x**		
Evaluated Future Horizontal Drilling Locations			
Gross Cardium	**335**	161	+108%
Net Cardium	**238.4**	112.7	+111%
Gross Mannville	**184**	56	+228%
Net Mannville	**109.7**	23.3	+371%

[1] *"Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding*
[2] *Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-GAAP Measures"*
[3] *Operating netback includes impact of commodity price risk contracts*

SELECT 2013 OPERATING RESULTS

To assist in interpretation of the Company's reserves and key achievements, Bellatrix releases select 2013 unaudited operating results ahead of full year-end 2013 financial results including data on capital expenditures, cash flow from operating activities, and drilling results.

CAPITAL EXPENDITURES

($000s)	Years ended December 31, 2013 (unaudited)	2012
Lease acquisitions and retention	11,190	8,303
Geological and geophysical	140	290
Drilling and completion costs	211,912	118,783
Facilities and equipment	57,767	36,811
Exploration and development[1]	281,009	164,187
Corporate [2]	9,270	195
Property acquisitions	13,380	20,966
Total capital expenditures – cash	303,659	185,348
Property dispositions – cash	(70,936)	(6,660)
Total net capital expenditures – cash	232,723	178,688
Corporate acquisition – non cash [3]	576,000	-
Capital lease additions – non cash	-	10,000
Adjustment on property acquisition – non-cash	-	16,160
Other [4]	1,958	(285)
Total - non – cash	577,958	25,875
Total capital expenditures	811,738	204,563

[1] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the year.
[2] Corporate includes furniture, fixtures and other costs
[3] Corporate acquisitions includes the announced purchase price rather than the actual amount allocated to property, plant and equipment for accounting purposes
[4] Other includes non-cash adjustments for current year's decommissioning liabilities and share based compensation.

The $812 million capital program for the year ended December 31, 2013 was financed from funds flow from operations, common share offering and bank debt.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

($000s)	Years ended December 31, 2013 (unaudited)	2012
Cash flow from operating activities	126,255	109,328
Decommissioning costs incurred	1,057	635
Realization of imputed interest costs for settlement of convertible debentures	2,203	-
Transaction costs	5,344	-
Change in non-cash working capital	8,600	1,075
Funds flow from operations[1]	143,459	111,038

[1] Funds flow from operations is not a recognized term under Canadian generally accepted accounting principles. See "Non-GAAP Measures"

Bellatrix generated funds flow from operations of $143.5 million ($1.27 per basic share and $1.24 per diluted share) for the year ended December 31, 2013, an increase of 29% from $111.0 million ($1.03 per basic share and $0.96 per diluted share) for 2012. Bellatrix's cash flow from operating activities of $126.3 million ($1.12 per basic share and $1.09 per diluted share) for the year ended December 31, 2013 increased by 15% from the $109.3 million ($1.02 per basic share and $0.95 per diluted share) generated in 2012. The increase in funds flow from operations was primarily due to increased light oil, condensate, NGL, and natural gas prices positively impacting revenues and netbacks, partially offset by a higher net realized loss on commodity contracts, increased general and administrative expenses, operating, transportation, and royalties expenses, and the impact of lower heavy oil commodity prices.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

JOINT VENTURES / ACQUISITIONS / DISPOSITIONS

Bellatrix is executing all three of its Joint Venture programs in line within expectations and the impact of the Joint Ventures has been incorporated into the 2013 operating results and reserves, as of December 31, 2013. This includes:
- 7.42 net Grafton JV wells drilled of the 58 net Cardium and Mannville program,
- 22 spud wells of a 63 well Cardium Troika JV program, and,
- The completed disposition associated with the Daewoo/Devonian partnership. Eleven gross partnership wells from the 70 well partnership program have been drilled to year-end, 2013.

The Troika Joint Venture is scheduled to be materially complete by December 31, 2014. The Grafton Joint Venture is planned for completion on or before June 30, 2015, subject to a Grafton election to extend the program by a further $50 million (Grafton share), extending the venture to December 31, 2015. The Daewoo/Devonian partnership drilling program is scheduled to be complete by December 31, 2015.

2013 RESERVES

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix's oil and gas properties effective December 31, 2013.

Highlights of Bellatrix's December 31, 2013 reserves and 2013 reserve additions include:

- **212 million boe total company interest proved and probable reserves**, and 124 million boe total company interest proved reserves as at December 31, 2013, representing **103% and 124% year over year growth** in 2013, respectively.

- **$2,090 million net present value** of future net revenue of working interest reserves before tax at 10% discount rate up from $1,107 million posted as of December 31, 2012. This growth contributes to an **82% increase in Bellatrix's net asset value**, as at December 31, 2013 to $**11.40 per basic share** outstanding based on the Sproule evaluation of proved and probable reserves at a 10% discount rate.

- **1,452% replacement of production** with 2P company interest reserve additions in year ended 2013.

- **$13.76/boe FD&A for proved reserves** including changes to future development capital and $11.17/boe FD&A for 1P reserves excluding changes to FDC for the year ended 2013.

- **$9.67/boe FD&A for total proved and probable reserves** including changes to future development capital and FD&A of $7.24/boe for total 2P reserves excluding changes to FDC for the year ended 2013.

- **$9.01/boe 3-year 2P FD&A** including FDC.

- **13.7 year reserve life index** on a total working interest proved and probable basis at December 31, 2013 based on Sproule's 2014 forecasted average production of 42,389 boe/d.

- 335 gross **(238.4 net) Cardium** evaluated future undrilled horizontal locations.

- 184 gross **(109.7 net) Mannville** evaluated future undrilled horizontal locations.

	2013 Reserves				2012 Reserves	
	Oil & Liquids	Natural Gas	Total		Total	Variance
	(mbbls)	(mmcf)	(mboe)		(mboe)	%
Proved	45,061	474,560	124,154		55,490	+124%
Probable	33,030	326,113	87,382		48,767	+179%
Proved Plus Probable	78,090	800,673	211,536		104,258	+103%

NET ASSET VALUE – PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2013, is based on the Sproule evaluation of future net revenue of the Company's proved plus probable reserves before tax, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000's except acre, unit and per unit amounts)					
	PW 0%	PW 5%	**PW 10%**	PW 15%	PW 20%
Proved plus Probable Reserves[1]	4,868,056	3,008,173	**2,090,071**	1,558,798	1,218,125
Undeveloped Lands[2]	231,351	231,351	**231,351**	231,351	231,351
Value of Seismic[3]	22,576	22,576	**22,576**	22,576	22,576
Net Debt[4]	(395,483)	(395,483)	**(395,483)**	(395,483)	(395,483)
Net Asset Value [5]	4,726,500	2,866,617	**1,948,515**	1,417,242	1,076,569
Per Common Share [6] - Per Basic Share	$27.64	$16.76	**$11.40**	$8.29	$6.30

[1] As evaluated by Sproule as at December 31, 2013 based on forecast prices and costs before income tax.

[2] As estimated by Bellatrix as at December 31, 2013 based on 416,631 net acres of undeveloped land at an average price of $555.29 per acre.

[3] Based on 27.7% of $81.5 million replacement value based on seismic costs to buy data at an average of $1,500/km for 2d and $10,000/km2 for 3D.

[4] The Company's calculation of Net Debt as at December 31, 2013, includes long-term debt and the net working capital deficiency (excess). The net working capital deficiency (excess) excludes the current portions of: finance lease obligation, deferred lease inducements and commodity contract liability and asset. See "Additional GAAP Measures".

[5] Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information.

[6] Based on 170.990 million common shares outstanding as at December 31, 2013.

NET PRESENT VALUE OF FUTURE NET REVENUE ("NPV")

The forecast prices used in Sproule's reserve report effective December 31, 2013 (the "Sproule Report") were an average of the forecast prices published by Sproule, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as at January 1, 2014 (the "Consultants' Average Forecast Prices"). **It should not be assumed that the NPV estimated by Sproule represents the fair market value of the reserves.**

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves. In the Sproule Report, the net total future capital over the life of the reserves associated with the proved reserves is $787 million ($675 million discounted at 10%) and $1,285 million ($1,097 million discounted at 10%) for the total proved and probable reserves. The change in 2013 net total future capital over the life of the reserves associated with the proved reserves is $241 million ($192 million discounted at 10%) and $335 million ($274 million discounted at 10%) for the total proved and probable reserves. Calculated changes in net future capital exclude future capital from acquired properties.

SUMMARY OF NPV BEFORE INCOME TAXES[1, 2]

As at December 31, 2013	0%	5%	10%	15%	20%
Proved					
Developed producing	1,401,678	1,070,782	879,300	754,390	666,223
Developed non-producing	16,906	13,841	11,760	10,263	9,136
Undeveloped	1,283,180	808,145	542,023	376,274	265,409
Total proved	2,701,764	1,892,768	1,433,082	1,140,927	940,768
Probable	2,166,291	1,115,405	656,989	417,871	277,356
Proved Plus Probable Producing	1,940,817	1,350,906	1,052,520	873,534	754,100
Total proved plus probable	4,868,056	3,008,173	2,090,071	1,558,798	1,218,125

[1] *Forecast Prices and Costs ($000s), Discounted at (%/year).*
[2] *May not add due to rounding.*

SUMMARY OF NPV AFTER INCOME TAXES[1, 2, 3]

As at December 31, 2013	0%	5%	10%	15%	20%
Proved					
Developed producing	1,350,899	1,049,269	869,286	749,391	663,586
Developed non-producing	12,679	11,447	10,365	9,429	8,626
Undeveloped	962,372	599,581	395,454	267,800	182,110
Total proved	2,325,950	1,660,297	1,275,105	1,026,620	854,322
Probable	1,624,559	825,100	474,421	290,892	182,971
Proved Plus Probable Producing	1,755,155	1,264,664	1,006,871	847,254	738,054
Total proved plus probable	3,950,509	2,485,397	1,749,526	1,317,513	1,037,293

[1] *Forecast Prices and Costs ($000s), Discounted at (%/year).*
[2] *May not add due to rounding.*
[3] *The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity–level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.*

PROVED PLUS PROBABLE FD&A COSTS [1, 2]

	2013	2012	2011	2011 – 2013 Avg.
Excluding FDC				
FD&A Costs, 2P ($/boe)				
Exploration and development[3]	**4.73**	4.29	5.99	4.89
Acquisitions (excluding dispositions)[4]	**9.70**	4.21	12.24	9.29
Total (including acquisitions)	**7.24**	4.28	6.06	6.40
Including FDC[3]				
FD&A Costs, 2P ($/boe)				
Exploration and development	**9.65**	7.31	9.26	8.86
Acquisitions (excluding dispositions)[4]	**9.70**	4.21	12.24	9.29
Total (including acquisitions)	**9.67**	6.95	9.29	9.01

[1] NI 51-101 specifies how finding and development costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix's cost structure. Accordingly, Bellatrix also provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.
[2] Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change.
[3] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
[4] FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.

PROVED FD&A COSTS [1, 2]

	2013	2012	2011	2011– 2013 Average
Excluding FDC				
FD&A Costs, 1P ($/boe)				
Exploration and development[3]	**6.21**	8.87	8.28	7.31
Acquisitions (excluding dispositions)[4]	**18.04**	12.20	15.71	17.73
Total (including acquisitions)	**11.17**	9.16	8.37	10.33
Including FDC[3]				
FD&A Costs, 1P ($/boe)				
Exploration and development	**10.67**	11.73	12.97	11.47
Acquisitions (excluding dispositions)[4]	**18.04**	22.42	15.71	18.24
Total (including acquisitions)	**13.76**	11.77	13.00	13.29

[1] NI 51-101 specifies how finding and development costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Bellatrix's annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix's cost structure. Accordingly, Bellatrix also provides FD&A costs that incorporate all acquisitions net of any dispositions during the year. The foregoing calculation is based on working interest reserves.
[2] Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.
[3] The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
[4] FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.

RESERVE LIFE INDEX

Bellatrix's reserve life index has been determined for proved and proved plus probable working interest reserves using forecast prices and costs. The reserve life index for 2013 below is calculated by dividing reserves as at the effective date of the Sproule Report, December 31, 2013, by 2014 forecasted average production of 42,389 boe/d proved plus probable and 37,311 boe/d proved, as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2013	2012	2011	2010	2009
Proved	**9.1**	8.6	8.0	7.2	6.4
Proved and Probable	**13.7**	12.4	10.0	11.2	9.4

RECYCLE RATIO (OPERATING NETBACK[1]/FD&A COST)

As at December 31, 2013	Proved	Proved and Probable
Operating netback before commodity price risk management contracts ($/boe) [1] (unaudited)	$20.76	$20.76
Recycle ratio (excluding change in FDC)	1.86 x	2.87 x
Recycle ratio (excluding change in FDC and acquisitions)	3.34 x	4.39 x
Operating netback after commodity price risk management contracts ($/boe) [1] (unaudited)	$20.99	$20.99
Recycle ratio (excluding change in FDC)	1.88 x	2.90 x
Recycle ratio (excluding change in FDC and acquisitions)	3.38 x	4.44 x

[1]*Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. (See Non-GAAP Measures)*

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year's reserve FD&A cost per boe. In 2013, the Company completed a large acquisition at FD&A metrics that, while completed at excellent metrics below $10/boe, were still considerably above those of the Company's exploration and development program. For this reason, recycle ratio information is included for both the total capital program and the exploration and development program alone.

RESERVES RECONCILIATION

Reserves included herein are stated either on a company interest basis (working interest plus royalty interests prior to deduction of royalty burdens), a gross (working interest excluding royalty interests and burdens) or a net (working interest plus royalty interest less royalty burdens) basis as defined in NI 51-101. "Company interest" is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers' estimates of company interest reserves.

At December 31, 2013 the Company's proved plus probable company interest reserves as evaluated by Sproule, using forecast prices and costs, were 211,536 mboe, an increase of 103% compared to 104,258 mboe at December 31, 2012. By commodity type, natural gas made up 63% and oil and natural gas liquids 37% of total proved plus probable reserves. At December 31, 2013, the Company's total proved company interest reserves were 124,154 mboe, an increase of 124% compared to 55,490 mboe at December 31, 2012.

In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form.

Reserves, at December 31, 2013, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest Reserves[1] (Gross + Royalties Receivable)
Forecast Prices and Costs

| | As at Dec. 31, 2013 | | | | | As at Dec. 31, 2012 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	195,873	104	9,396	11,932	54,078	24,518
Developed non-producing	3,126	-	116	144	781	166
Undeveloped	275,561	113	9,481	13,774	69,295	30,807
Total proved	474,560	217	18,993	25,850	124,154	55,490
Probable	326,113	265	11,568	21,197	87,382	48,767
Proved plus probable, producing	260,974	170	12,600	15,825	72,091	34,398
Total proved plus probable	800,673	482	30,561	47,047	211,536	104,258

[1] "Company Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

Summary of Oil and Gas Working Interest Reserves[1] (Gross)
Forecast Prices and Costs

| | As at Dec. 31, 2013 | | | | | As at Dec. 31, 2012 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	195,675	104	9,396	11,924	54,037	24,468
Developed non-producing	3,122	-	116	144	780	166
Undeveloped	275,557	113	9,481	13,774	69,295	30,581
Total proved	474,353	217	18,993	25,842	124,111	55,215
Probable	326,065	265	11,568	21,195	87,372	48,519
Proved plus probable, producing	260,731	170	12,600	15,815	72,040	34,396
Total proved plus probable	800,418	482	30,561	47,037	211,483	103,734

[1] "Working Interest" means Bellatrix's working interest (operated or non-operated) share before deduction of royalties. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

Summary of Oil and Gas Net Reserves[1] (Net)
Forecast Prices and Costs

| | As at Dec. 31, 2013 | | | | | As at Dec. 31, 2012 |
| | Natural Gas[2] | Heavy Oil | Light and Medium Oil | Natural Gas Liquids | Total | Total |
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved						
Developed producing	153,737	74	7,352	7,962	41,012	18,526
Developed non-producing	2,654	-	104	91	638	128
Undeveloped	227,457	84	7,679	9,763	55,436	23,536
Total proved	383,848	158	15,136	17,817	97,086	42,189
Probable	265,000	194	9,120	14,569	68,050	36,095
Proved plus probable, producing	204,336	123	9,784	10,445	54,408	25,806
Total proved plus probable	648,848	352	24,256	32,386	165,136	78,284

[1] "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.
[2] Includes natural gas from coal bed methane and shale gas reserves.

COMPANY INTEREST[1] (Gross + Royalties Receivable) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)2	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance	5,337	68	5,405	3,796	91,900	24,518
Extensions	651	-	651	1,221	30,178	6,902
Infill Drilling	230	-	230	38	1,325	488
Improved Recovery	-	-	-	-	-	-
Technical Revisions	362	107	468	2,207	60,767	12,803
Discoveries	-	-	-	-	-	-
Acquisitions	3,994	-	3,994	6,160	49,314	18,373
Dispositions	(25)	-	(25)	(54)	(1,324)	(300)
Economic Factors	(208)	-	(208)	(82)	(2,690)	(738)
Production	(944)	(71)	(1,014)	(1,354)	(33,597)	(7,968)
Closing Balance	9,396	104	9,500	11,932	195,873	54,078
TOTAL PROVED						
Opening Balance	10,479	181	10,660	9,062	214,607	55,490
Extensions	2,022	-	2,022	6,154	151,016	33,346
Infill Drilling	310	-	310	272	3,012	1,084
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(209)	106	(103)	1,634	55,723	10,818
Discoveries	-	-	-	-	-	-
Acquisitions	7,625	-	7,625	10,206	89,119	32,685
Dispositions	(186)	-	(186)	(117)	(4,416)	(1,039)
Economic Factors	(104)	-	(104)	(8)	(903)	(262)
Production	(944)	(71)	(1,014)	(1,354)	(33,597)	(7,968)
Closing Balance	18,993	217	19,210	25,850	474,560	124,154
PROBABLE						
Opening Balance	6,073	224	6,297	8,624	203,077	48,767
Extensions	2,762	-	2,762	5,342	122,132	28,460
Infill Drilling	135	-	135	368	2,261	880
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,197)	36	(1,160)	(3,122)	(66,341)	(15,340)
Discoveries	-	-	-	-	-	-
Acquisitions	4,043	-	4,043	10,671	80,387	28,112
Dispositions	(350)	-	(350)	(666)	(14,558)	(3,442)
Economic Factors	101	4	106	(21)	(844)	(55)
Production	-	-	-	-	-	-
Closing Balance	11,568	265	11,833	21,197	326,113	87,382
PROVED PLUS PROBABLE						
Opening Balance	16,552	405	16,957	17,687	417,684	104,258
Extensions	4,785	-	4,785	11,497	273,147	61,806
Infill Drilling	445	-	445	640	5,273	1,964
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,406)	143	(1,263)	(1,489)	(10,619)	(4,522)
Discoveries	-	-	-	-	-	-
Acquisitions	11,668	-	11,668	20,878	169,507	60,797
Dispositions	(536)	-	(536)	(783)	(18,974)	(4,481)
Economic Factors	(3)	4	2	(28)	(1,747)	(318)
Production	(944)	(71)	(1,014)	(1,354)	(33,597)	(7,968)
Closing Balance	30,561	482	31,043	47,047	800,673	211,536

[1] *"Company Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties but including any royalty interests of Bellatrix. Based on forecast prices and costs. May not add due to rounding.*
[2] *Company coal bed methane and shale gas reserves have been included in Natural Gas. Coal bed methane and shale gas reserves represent an immaterial portion of the Company's Natural Gas reserves.*
[3] *Opening Balance is as at December 31, 2012 and Closing Balance is as at December 31, 2013.*

WORKING INTEREST[1] (Gross) RESERVES RECONCILIATION

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)[2]	Oil Equivalent (mboe)
PROVED PRODUCING						
Opening Balance	5,337	68	5,405	3,787	91,664	24,469
Extensions	651	-	651	1,221	30,178	6,902
Infill Drilling	230	-	230	38	1,325	488
Improved Recovery	-	-	-	-	-	-
Technical Revisions	362	107	468	2,209	60,799	12,810
Discoveries	-	-	-	-	-	-
Acquisitions	3,994	-	3,994	6,159	49,283	18,366
Dispositions	(25)	-	(25)	(54)	(1,324)	(300)
Economic Factors	(208)	-	(208)	(82)	(2,687)	(738)
Production	(944)	(71)	(1,014)	(1,354)	(33,563)	(7,961)
Closing Balance	9,396	104	9,500	11,924	195,675	54,037
TOTAL PROVED						
Opening Balance	10,468	181	10,649	9,008	213,348	55,215
Extensions	2,022	-	2,022	6,154	151,016	33,346
Infill Drilling	310	-	310	272	3,012	1,085
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(198)	106	(92)	1,680	56,769	11,050
Discoveries	-	-	-	-	-	-
Acquisitions	7,625	-	7,625	10,205	89,088	32,678
Dispositions	(186)	-	(186)	(117)	(4,416)	(1,039)
Economic Factors	(104)	-	(104)	(8)	(900)	(262)
Production	(944)	(71)	(1,014)	(1,354)	(33,563)	(7,961)
Closing Balance	18,993	217	19,210	25,842	474,353	124,111
PROBABLE						
Opening Balance	6,058	224	6,282	8,576	201,962	48,519
Extensions	2,762	-	2,762	5,342	122,132	28,460
Infill Drilling	135	-	135	368	2,261	880
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,182)	36	(1,145)	(3,076)	(65,265)	(15,099)
Discoveries	-	-	-	-	-	-
Acquisitions	4,043	-	4,043	10,671	80,379	28,110
Dispositions	(350)	-	(350)	(666)	(14,558)	(3,442)
Economic Factors	102	5	106	(21)	(846)	(56)
Production	-	-	-	-	-	-
Closing Balance	11,568	265	11,833	21,195	326,065	87,372
PROVED PLUS PROBABLE						
Opening Balance	16,526	405	16,931	17,584	415,310	103,734
Extensions	4,785	-	4,785	11,497	273,147	61,806
Infill Drilling	445	-	445	640	5,273	1,964
Improved Recovery	-	-	-	-	-	-
Technical Revisions	(1,380)	143	(1,237)	(1,396)	(8,496)	(4,050)
Discoveries	-	-	-	-	-	-
Acquisitions	11,668	-	11,668	20,876	169,468	60,781
Dispositions	(536)	-	(536)	(783)	(18,974)	(4,481)
Economic Factors	(3)	4	2	(28)	(1,746)	(317)
Production	(944)	(71)	(1,014)	(1,354)	(33,563)	(7,961)
Closing Balance	30,561	482	31,043	47,037	800,418	211,483

[1] "Working Interest" means Bellatrix working interest (operated or non-operated) share before deduction of royalties and without including any royalty interest of Bellatrix. Also referred to as "Gross" reserves under NI 51-101. May not add due to rounding.

[2] Company coal bed methane and shale gas reserves have been included in Natural Gas. Coal bed methane reserves had been reconciled separately in previous reserve press releases; however, coal bed methane and shale gas reserves represent an immaterial portion of the Company's Natural Gas reserves.

[3] Opening Balance is at December 31, 2012 and Closing Balance is as at December 31, 2013.

TAX POOLS

At December 31, 2013, the Company had approximately $1.2 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	2013 (unaudited)	2012
Canadian exploration expenses	100	99,000	45,900
Canadian development expenses	30	696,400	369,300
Canadian oil and gas property expenses	10	80,200	40,400
Foreign resource expenses	10	900	800
Alberta Non Capital losses greater than Federal Non Capital Losses	100	16,100	16,100
Undepreciated capital cost[1]	6-55	224,900	98,000
Non capital losses (expire through 2027)	100	94,500	10,000
Financing costs	20 S.L	15,600	3,300
Total Tax Pools		**1,227,600**	583,800

[1] *Approximately $207 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.*

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year-end, 2013, Sproule had evaluated certain future development opportunities on Company lands including 335 gross (238 net) future undrilled Cardium horizontal locations and 184 gross (110 net) evaluated future undrilled Mannville horizontal locations. Of the 335 Cardium locations, 228 were assigned proved and probable reserves, with 107 assigned probable reserves only. Of the 184 Mannville locations, 112 were assigned proved and probable reserves, with the remaining 72 assigned probable reserves only.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table. On the basis of current cash flow projections, the schedule, and resulting NPV, can be considered conservative, as the future development inventory represents only approximately two years of reinvested cash flow.

($000's)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2014	$265,755	$411,531
2015	$219,343	$343,299
2016	$198,868	$356,991
2017 and subsequent	$102,245	$172,028
Undiscounted total	$786,987	$1,284,616
Discounted @ 10%/yr.	$675,063	$1,097,052

RESERVE REPORT COMMODITY PRICING

The following is a summary of the Consultants' Average Forecast Prices as at December 31, 2013:

	OIL						
Year Forecast	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API API ($Cdn/Bbl)	NATURAL GAS AECO Price ($Cdn/ MMBTU)	NATURAL GAS LIQUIDS at Edmonton[3] ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
2014	101.11	93.47	67.17	4.01	103.73	1.833	0.947
2015	98.88	94.39	68.74	4.17	102.83	1.833	0.947
2016	97.42	95.71	70.02	4.35	102.58	1.833	0.947
2017	101.42	99.87	73.16	4.81	107.24	1.833	0.947
2018	102.03	100.48	73.65	4.99	107.91	1.833	0.947
2019	103.00	101.43	74.34	5.18	108.96	1.833	0.947
2020	104.56	102.88	75.43	5.29	110.51	1.833	0.947
2021	106.48	104.75	76.79	5.38	112.49	1.833	0.947
2022	108.43	106.67	78.24	5.48	114.56	1.833	0.947
2023	111.43	108.65	79.71	5.58	116.68	1.833	0.947
2024	112.46	110.62	81.15	5.68	118.80	1.833	0.947
2025	114.51	112.64	82.64	5.80	120.94	1.833	0.947
2026	116.61	114.72	84.18	5.90	123.18	1.833	0.947
2027	118.75	116.79	85.71	6.02	125.40	1.833	0.947
2028	120.94	118.95	87.29	6.12	127.72	1.833	0.947
Thereafter	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.	+1.83%/yr.		

[1] Inflation rates for forecasting prices and costs
[2] Exchange rates used to generate the benchmark reference prices in this table
[3] Natural Gas Liquids is represented by the pentanes plus price

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2013, were $3.49 /mcf for natural gas, $92.66/bbl for light, medium gravity crude oil and condensate, $68.41/bbl for heavy oil and $43.85/bbl for natural gas liquids (excluding condensate).

RESERVES COMMITTEE

Bellatrix has a reserves committee, comprised of independent board members, that reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators conducted in accordance with the COGE (Canadian Oil and Gas Evaluation) Handbook and NI 51-101. The evaluations are conducted using all available geological and engineering data. The reserves committee has reviewed the reserves information and approved the reserve report.

LAND

As at December 31, 2013, Bellatrix had over 416,630 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics

	2013	2012
Average working interest		
Developed	**62%**	57%
Undeveloped	**75%**	66%
Total	**69%**	61%

Land Holdings[1]

	2013		2012	
	Gross	**Net**	Gross	Net
Developed				
British Columbia	**9,752**	**2,692**	9,752	2,692
Alberta	**443,780**	**272,114**	373,705	211,967
Saskatchewan	**13,327**	**12,720**	13,327	12,720
Total	**466,859**	**287,526**	396,784	227,380
Undeveloped				
British Columbia	**107,700**	**47,521**	107,700	47,521
Alberta	**436,436**	**360,821**	194,158	148,815
Saskatchewan	**8,289**	**8,289**	10,302	10,302
Total	**552,425**	**416,631**	312,160	206,638
Developed and Undeveloped				
British Columbia	**117,452**	**50,213**	117,452	50,213
Alberta	**880,216**	**632,935**	567,864	360,782
Saskatchewan	**21,616**	**21,009**	23,628	23,022
Total	**1,019,284**	**704,157**	708,944	434,017

[1] *May not add due to rounding*

OPERATIONS OUTLOOK

Bellatrix continues to focus on growth by development of its large inventory of Cardium and Mannville assets geological prospects. The Company also continues to focus on adding Cardium and Mannville prospective lands.

- In 2014 Bellatrix continues to be active drilling with 10-12 rigs operating in its two core resource plays, the Cardium and Mannville formations All drilling is conducted using horizontal drilling and multi-fracturing technology. With the closing of the acquisition of Angle Energy Inc. ("Angle") in December 2013, Bellatrix is the second largest Cardium land holder with 338 net sections in the Cardium play. An initial gross budget of $610 million has been set for fiscal 2014 (including JV partner capital) with a net capital budget of $370 million.

- Bellatrix processes its Ferrier area gas production utilizing seven third party operated midstream Gas Plants. The capacity of the third party infrastructure and plants has become constrained due to both Bellatrix's and local industry partners' successful drill bit programs. In mid-December 2013 the midstream operator restricted gas processing capacity thereby limiting Bellatrix to 38,000 boe/d. This restriction has not been removed and has been exasperated by two separate incidents. The first was an extended freeze off through most of January 2014 in the main plant inlet gathering system pipeline for the Brazeau Gas Plant. Secondly, an electric driver failure on the refrigeration train at the Alder Flats Gas

Plant for most of February reduced plant capacity by 37 mmcfd of which 15 mmcfd was Bellatrix's share. The combined effect of these restrictions will result in Bellatrix reducing its first quarter 2014 and annual 2014 average production guidance to +/-36,000 boe/d and 42,500 to 43,500 boe/d respectively. 2014 Cash flow forecasts, however, for the quarter and year remain unchanged as higher commodity prices are expected to offset the aforementioned restricted production. To mitigate future disruptions in processing the Company's natural gas assets, Bellatrix and the Blaze Gas Plant in West Pembina are currently installing a 60 km pipeline to feedstock the plant from the Ferrier Area. The new gathering pipeline will be commissioned in early April 2014 providing additional plant processing capacity of up to 120 mmcfd. Bellatrix has between 5,000 and 6,000 boe/d behind pipe to bring onto production as the restrictions are removed. The Company has also initiated construction of a 100% working interest Deep Cut Gas Plant in the Alder Flats Area that will process 110 mmcfd and is expected to be commissioned on or before July 1, 2015. Plans are underway to potentially double the Bellatrix facility to 220 mmcfd in early 2016.

- The 2014 net capital budget of $370 million is comprised of $250 million drilling and completion costs, $100 million facility and infrastructure costs and $20 million land, geological and other related costs. The Company plans to drill/participate in 146 gross (76.27 net) wells in 2014 resulting in 115 gross (65.71 net) Cardium oil and gas wells and 31 gross (10.56 net) Mannville condensate-rich gas wells.

- As at December 31, 2013, Bellatrix has approximately 416,631 net undeveloped acres and, including all opportunities, has in excess of 1,251 net exploitation drilling opportunities identified.

- The Company's budgeted 2014 capital program will be funded from the Company's cash flows and to the extent necessary, bank indebtedness, based on the current economic conditions and Bellatrix's operating forecast for 2014. As at December 31, 2013, approximately $212.4 million or 42% was undrawn under the existing $500 million credit facilities and is available to fund Bellatrix's ongoing capital spending and operational requirements.

COMMODITY RISK MANAGEMENT CONTRACTS

Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2014. The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.8Mj/m^3.

Product	Term	Volume	Average Price
Crude Oil[1]	Jan. 1, 2014 to Dec. 31, 2014	6,000 bbls/d	$97.07CDN/bbl
Natural Gas	Feb. 1, 2014 to Dec 31, 2014	95.7 mmcf/d	$4.21CDN/mcf
Natural Gas	Jan. 1, 2014 to Jan 31, 2014	47.8 mmcf/d	$3.84CDN/mcf

[1] *Volume excludes crude oil calls for 1,500 bbls/d at $105US/bbl for the calendar year 2014; these calls were settled effective February 2014 for $0.5 million USD.*

Based upon fourth quarter December 31, 2013 production volumes of approximately 32,500 boe/d, annualized for 2014 and reflecting a full fourth quarter production volumes from Angle, Bellatrix has put in price protection on approximately 66% of 2014 production volumes, 69% for the first quarter and 68% for the remaining three quarters of 2014 production volumes. Bellatrix has put in price protection on approximately 65.8% of 2014 production volumes, 69% for first quarter and 64.5% for the remaining three quarters of 2014 production volumes.

Bellatrix continues to focus on growth by development of its core Cardium and Mannville assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 742 net remaining

Cardium locations, 381 net Notikewin/Falher and 128 other Mannville locations representing a net remaining investment of $4.97 billion (based on current costs). Bellatrix has approximately 416,631 net undeveloped acres and including all opportunities of approximately 2,000 net exploitation drilling opportunities identified, with capital requirements of $10.1 billion representing over 30 years of drilling inventory based on current annual cash flow and costs. The Company continues to focus on adding Cardium and Mannville prospective lands.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

READER ADVISORIES:

CONVERSION: *The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.*

UNAUDITED 2013 FINANCIAL INFORMATION: *As Bellatrix plans to announce its audited 2013 financial results on or about March 13, 2014, certain financial information for the year ended December 31, 2013 disclosed herein, or used in various calculations herein, is based on unaudited information and has been utilized by Bellatrix in this release to facilitate the discussion with respect to the performance of our capital program. Readers are advised that these financial estimates are subject to audit and may be subject to change as a result, and such changes could be material.*

ADDITIONAL GAAP MEASURES: *This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this press release. Funds flow from operations per share is calculated using the weighted average number of shares for the period.*

This press release also contains the term net debt. Therefore reference to the additional GAAP measures of net debt may not be comparable with the calculation of similar measures for other entities. The Company's calculation of net debt includes long-term debt and the net working capital deficiency (excess). The net working capital deficiency (excess) excludes short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements.

NON-GAAP MEASURES: *This press release also contains the term of operating netbacks, which is not a recognized measure under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies.*

FORWARD LOOKING STATEMENTS: *Statements in this document may contain forward-looking information including management's assessment of future plans and operations, expected 2014 and Q1 2014 average production, reserve estimates, anticipated additional drilling locations, the total future capital associated with development of drilling locations and reserves, 2014 capital expenditures and expected amount of total program including capital to be invested by the JV partner, method of funds thereof and nature of expenditures, infrastructure and facilities plans, timing thereof and impact on production and timing of release of 2013 financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices; risks that the joint venture transaction will close when expected or at all, and exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in operating the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; that the joint venture transaction will close when expected and on the terms expected; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company's website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*